UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: May 4, 2006

STAR ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

000-29325	87-0643634
(Commission File Number)	(IRS Employer Identification Number)

1403 East 900 South, Salt Lake City, Utah 84105
(Address of principal executive office)   (Zip Code)

(801) 582-9609
(Registrant's telephone number)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(c) Effective May 4, 2006, the board of directors of Star Energy Corporation (the "Company") appointed James K. Watson as the Company's chief operating officer. The appointment of Mr. Watson as the Company's chief operating officer was not based on any prior understanding or arrangement.

The Company has not entered into any related party transactions with Mr. Watson or any employment agreement in connection with Mr. Watson's appointment.

Mr. Watson is qualified as a geologic engineer with over thirty years experience in the exploration, development and production of oil and gas. Mr. Watson formed Grey Hawk Energy Co., an oil and gas consulting company, in 1987, which offers evaluation and prospect generation for a wide variety of clients. He was a founding member of Terrabyte, LLC, an oil and gas exploration and development company, in May of 2005.

(d) Effective May 8, 2006, the board of directors of appointed Pierre Besuchet as director to serve until the Company's next annual meeting of stockholders. The appointment of Mr. Besuchet to the Company's board of directors was not based on any prior understanding or arrangement.

The Company has not entered into any related party transactions with Mr. Besuchet or any employment agreement in connection with Mr. Besuchet's appointment. The Company has not determined at this time whether Mr. Besuchet will serve on any standing committee.

Mr. Besuchet has worked in banking industry for many years holding senior management positions with the Union Bank of Switzerland, the Banque Nationale de Paris, the Banque Romande and Credit Suisse. Over the last five years Mr. Besuchet has operated his own investment banking research and asset management company based in Geneva, Switzerland.

Over the last five years, Mr. Besuchet has served as a director for a number of European and North American public companies, including: a) Valkyries Petroleum Corp. (TSXV "VPC"), a oil and gas company with holdings in Russian, since 1994; b) Lundin Mining Corp. (TSX "LUN"), a mid-tier base metals mining company with a focus in Europe, since 1994; c) and Orko Silver Corp. (TSXV "OK"), a silver exploration company with a large land position in a historic silver mining region in Mexico, since 2004.

ITEM 7.01   Regulation FD Disclosure

The information contained herein includes (i) a press release dated May 4, 2006, in which the Company announced the appointment of James K. Watson as chief operating officer of the Company, and (ii) a press release dated May 8, 2006, in which the Company announced the appointment of Pierre Besuchet to the Company's board of directors. The press releases are incorporated by reference into this Item 7.01 in satisfaction of the public disclosure requirements of Regulation FD.

This information is "furnished" and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or otherwise subject to the liabilities of that section. However, this information may be incorporated by reference in another filing under the Securities and Exchange Act of 1934 or the Securities Act of 1933 only if, and to the extent that, such subsequent filing specifically references the information incorporated by reference herein.

ITEM 9.01   Financial Statements and Exhibits

(c)   The following exhibits are filed herewith:

Exhibit No.	Page No.	Description
99(i)	4	Press release dated May 4, 2006, announcing the appointment of James K. Watson as chief operating officer of the Company.
99(ii)	6	Press release dated May 8, 2006, announcing the appointment of Pierre Besuchet to the Company's board of directors.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Star Energy Corporation

By: /s/ Ruairidh Campbell   May 9, 2006
Name: Ruairidh Campbell
Title: Chief Financial Officer and Principal Accounting Officer

Exhibit 99(i)

Star Energy Corporation

NEWS RELEASE

STAR ENERGY APPOINTS CHIEF OPERATING OFFICER TO MANAGE ANTICIPATED DEVELOPMENT OF THE MOHICAN RIVER ENHANCED WATER FLOOD OIL PROSPECT

May 4, 2006 - Salt Lake City, Utah - Star Energy Corporation ("Star") (OTCBB "SERG") today announced that James K. Watson, President of Terrabyte, LLC. ("Terrabyte") accepted an appointment to act as Star's chief operating officer in anticipation of Star's acquisition of Terrabyte, an oil and gas exploration company headquartered in Allegan, Michigan.

Mr. Watson is qualified as a geologist with over thirty years experience in the exploration, development and production of oil and gas. He began his career with Shell Oil evaluating wells in Texas, Oklahoma and Michigan before moving to Michigan Gas Utilities Co. Working as a staff geologist, Mr. Watson was involved with examining leasehold interests, identifying drilling prospect development, and supervising well sites in southern Michigan. During 1978, Mr. Watson transferred to Michigan Consolidated Gas Co. where he mapped Michigan's Southern Reef Trend and was responsible for prospect development and well site preparation. Mr. Watson then moved to Superior Oil Co. where he was responsible for the development of an offshore oil field in Louisiana and the supervision of geologists, geophysicists and support staff. He served as the Vice-President of Exploration for Smith Petroleum Co. between 1982 and 1987 where he managed joint venture prospect participation for public drilling funds. Mr. Watson formed Grey Hawk Energy Co., an oil and gas consulting company, in 1987, which offered evaluation and prospect generation for a wide variety of clients. He was a founding member of Terrabyte in May of 2005.

Terrabyte is positioned to initiate an enhanced secondary recovery water flood development to produce oil from the Mohican River field located in the vicinity of the Perry Township in Ashland County, Ohio. The Mohican River field underlies 300 acres with a prospective pay zone that is up to 195 feet thick not more than 500 to 700 feet below the surface. A 30 acre pilot is planned that will require capital expenditures of $2.2 million. Pending the satisfactory performance of the pilot, an additional $6.57 million will be required for a full field expansion for a total development cost of $8.77 million.

Star has signed a Letter of Intent to acquire Terrabyte subject to Star's satisfaction of certain financing commitments. The anticipated closing date for Star's acquisition of Terrabyte is May 26, 2006.

Star is an independent oil and gas company involved in the exploration, development, production and sale of oil and natural gas.

A number of statements contained in this press release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. These forward looking statements involve a number of risks and uncertainties, including the recovery of oil and gas resources, the successful completion and integration of prospective acquisitions, competitive market conditions, and the ability to secure sufficient sources of financing. The actual results Star may achieve could differ materially from any forward-looking statements due to such risks and uncertainties. Star encourages the public to read the information provided here in conjunction with its most recent filings on Form 10-KSB and Form 10-QSB. Star's public filings may be viewed at www.sec.gov.

Contact:

Star Energy Corporation
Ruairidh Campbell
Chief Financial Officer
Phone: (801) 582-9609
Email: ruairidhcampbell@msn.com

Terrabyte, LLC
James Watson
President
Phone (269) 512-4177
Email: gswpc@allegan.net

Exhibit 99(ii)

Star Energy Corporation

NEWS RELEASE

STAR ENERGY APPOINTS SWISS FINANCIER TO BOARD

May 8, 2006 - Salt Lake City, Utah - Star Energy Corporation ("Star") (OTCBB "SERG") today announced the appointment of Mr. Pierre Besuchet to Star's board of directors. Mr. Besuchet's appointment brings with it years of experience in financial and strategic planning for emerging resource companies.

Mr. Besuchet currently operates his own investment banking research and asset management company based in Geneva, Switzerland. Mr. Besuchet is well known for his many years in the Swiss banking community where he held senior management positions in Geneva with the Union Bank of Switzerland, the Banque Nationale de Paris, the Banque Romande and Credit Suisse. Mr. Besuchet also serves as a director for a number of European and North American public companies, including Valkyries Petroleum Corp. (TSXV "VPC"), Lundin Mining Corp. (TSX "LUN") and Orko Silver Corp. (TSXV "OK").

Star intends to acquire Terrabyte, LLC. (www.terrabytellc.com), an oil and gas exploration company which is positioned to initiate an enhanced secondary recovery water flood development to produce oil from the Mohican River field located in the vicinity of the Perry Township in Ashland County, Ohio. The acquisition remains subject to Star's satisfaction of certain financing commitments and the execution of a definitive agreement.

Star is an independent oil and gas company involved in the exploration, development, production and sale of oil and natural gas.

A number of statements contained in this press release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. These forward looking statements involve a number of risks and uncertainties, including the recovery of oil and gas resources, the successful completion and integration of prospective acquisitions, competitive market conditions, and the ability to secure sufficient sources of financing. The actual results Star may achieve could differ materially from any forward-looking statements due to such risks and uncertainties. Star encourages the public to read the information provided here in conjunction with its most recent filings on Form 10-KSB and Form 10-QSB. Star's public filings may be viewed at www.sec.gov.

> **Contact:**
>
> Star Energy Corporation
> Ruairidh Campbell
> Chief Financial Officer
> Phone: (801) 582-9609
> Email: ruairidhcampbell@msn.com